Exhibit 12.1
Chatham Lodging Trust
Computation of Ratio of Earnings to Combined Charges and Preferred Share Dividend(1)

	2016	2015	2014	2013	2012
Calculation of Earnings
Pretax income (loss) from continuing operations	31,394	33,438	67,186	3,106	(1,375)
Plus: Fixed charges	30,344	29,205	21,619	11,825	14,845
Plus: Amortization of capitalized interest		—	—	—	—
Plus: Distributed income of equity investees	7,228	8,914	2,053	13,939	21,202
Plus: Share of pre-tax losses of equity investees for which charges from guarantees are included in fixed charges	—	—	—	—	—
Less: Interest capitalized	—	—	—	—	—
Less: Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—
Less: Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—
Total Earnings	68,966	71,557	90,858	28,870	34,672

Fixed Charges
Interest expense (including amortization of issuance costs)	28,297	27,924	21,354	11,580	14,641
Preferred dividends	—	—	—	—	—
Accruals for guarantees of other parties' obligations	—	—	—	—	—
Estimated interest component of rental expense	2,047	1,281	265	245	204
Total Combined Fixed Charges and Preferred Share Dividends	30,344	29,205	21,619	11,825	14,845

Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends	2.27	2.45	4.20	2.44	2.34

(1)	We have not issued preferred shares and, accordingly, no preferred share dividends were declared or paid for any of the periods presented.